Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twelfth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 25, 2014 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 11, 2014. Out of the Company’s ten directors, nine directors attended the Meeting in person, including Yang Mingsheng, Chairman and executive director of the Company, Wan Feng, Vice Chairman and non-executive director of the Company, Lin Dairen, executive director of the Company; Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; Sun Changji, Bruce D. Moore, Anthony Francis Neoh and Tang Jianbang, independent directors of the Company. Non-executive director Miao Jianmin was on leave for business and authorized in writing non-executive director Zhang Xiangxian to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

Before the Meeting, the Board received resignations from President Wan Feng, executive director Liu Yingqi and Vice President Liu Jiade, respectively. Mr. Wan Feng resigned from President of the Company and was re-designated as a non-executive director; Ms. Liu Yingqi resigned from executive director and vice president of the Company; and Mr. Liu Jiade resigned from Vice President of the Company. According to the AOA and the Rules of Procedures for the Board of Directors, the above resignations took effective immediately.

The Meeting was presided over by Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1. Passed the Proposal on the 2013 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 10 for, 0 against, with no abstention

2. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2013

Commission File Number 001-31914

After review and discussion, the Board approved the proposal, which includes the 2013 Annual Financial Report prepared in accordance with PRC GAAP, the 2013 Annual Financial Report prepared in accordance with IFRS, the 2013 Report on Participating Insurance Products, the 2013 Report on Balance Sheet of Assets in Foreign Currencies, the 2013 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2013 Report on Changes in Accounting Policies and Accounting Estimates. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2013 Annual Shareholders’ Meeting for approval.

The Board reviewed and discussed changes in accounting policies and accounting estimates in the year of 2013:

From January to March 2014, the Ministry of Finance of the People’s Republic of China promulgated Accounting Standards for Business Enterprises No. 39 - Fair Value Measurement and Accounting Standards for Business Enterprises No. 40 - Joint Venture Arrangements; issued amended Accounting Standards for Business Enterprises No. 30 - Presentation of Financial Statements, Accounting Standards for Business Enterprises No. 9 – Employees’ Compensation, Accounting Standards for Business Enterprises No. 33 - Consolidated Financial Statements and Accounting Standards for Business Enterprises No. 2 - Long-term Equity Investments. The above six accounting standards will become effective from July 1, 2014, but early implementation by enterprises listed overseas is encouraged. As an overseas listed company, the Company has implemented the above six accounting standards in preparation of the 2013 Annual Financial Statements, and necessary treatments have been made in accordance with relevant transitional provisions. Such changes in accounting policies do not have a material impact on our financial statements.

In 2013, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets. On December 31, 2013, the Company re-examined the above assumptions based on current information. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into this year’s income statement, which resulted in a decrease in profits before tax by RMB1,493 million. As of December 31, 2013, such changes in accounting estimates resulted in an increase in liability reserves for life insurance products by RMB1,239 million and an increase in liability reserves for long-term health insurance products by RMB254 million.

Ernst & Young Hua Ming issued a dedicated report on the changes in accounting policies and accounting estimates of the Company for the year of 2013. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 10 for, 0 against, with no abstention

3. Passed the Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2013

After review and discussion, the Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2013, including Financial Summary, Management Discussion and Analysis, Report of the Board of Directors, Report on Significant Matters, Report on Corporate Governance, Financial Reports and Embedded Value and other related matters.

Voting result: 10 for, 0 against, with no abstention

4. Passed the Proposal on the Profit Allocation for the Year of 2013

Commission File Number 001-31914

In accordance with the Company Law and other applicable PRC laws, and the AOA, the Company shall withhold 10% of the after-tax profit for the year ended December 31, 2013 as statutory reserves amounting to RMB2,470 million and general risk reserves amounting to RMB2,470 million, respectively. The Board will submit the proposal on the following matters to the 2013 Annual Shareholders’ Meeting for approval: after the allocation of RMB2,470 million (being 10% of its after-tax profit for 2013) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.30 per share (inclusive of tax), totaling approximately RMB8,479 million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after tax net profit for 2013 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

5. Passed the Proposal on Financial Report on Solvency and Assessment Report on Solvency Management in 2013

Voting result: 10 for, 0 against, with no abstention

6. Passed the Proposal Regarding the Appointment of the Auditor for 2014

The Board recommends that the Company continues to engage Ernst & Young Hua Ming (Special General Partnership) and Ernst & Young as the PRC auditor and the international auditor of the Company for the year of 2014. The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

7. Passed the Proposal on General Authorization for Issuance of H Shares

The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

8. Passed the Proposal on Extending the Term of the Shareholders’ Meeting Resolution for Issuing Subordinated Debt Financing Instruments outside the PRC

Given that the resolution of the Shareholders’ Meeting for “matters in relation to issuance of debt financing instruments outside the PRC” in the Proposal on Issuance of Debt Financing Instruments passed at the 2011 Annual Shareholders’ Meeting will expire on May 22, 2014, the Board agreed to extend the term by 24 months. The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

9. Passed the Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

10. Passed the Proposal on the Compensation for the Senior Management

The independent directors gave their consenting, independent opinions on this proposal.

Voting result: 10 for, 0 against, with no abstention

11. Passed the Proposal on 2013 Board of Directors Report

The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

12. Passed the Report on the Performance of Committees under the Fourth Session of the Board in 2013

For details of the Report on the Performance of the Audit Committee in 2013, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 10 for, 0 against, with no abstention

13. Passed the Report on the Performance of Independent Directors of the Fourth Session of the Board in 2013

The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 10 for, 0 against, with no abstention

14. Passed the Proposal on the Report on Related Party Transactions of the Year of 2013 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2013

The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 10 for, 0 against, with no abstention

15. Passed the Proposal on the Amendment of the Regular Related Party Transaction Framework Agreement between the Company and Guangdong Development Bank

Affiliated director, Wan Feng, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the maximum amounts specified in the amended Framework Agreement to the 2013 Annual Shareholders’ Meeting for approval. Please refer to a separate announcement on Form 6-K filed on the same date of this announcement for the details of this transaction.

Voting result: 9 for, 0 against, with no abstention

16. Passed the Proposal on Requesting the Shareholders’ Meeting to Approve Increase of Investment in China Life Property and Casualty Insurance Company Limited

Affiliated directors, Yang Mingsheng, Miao Jianmin, Zhang Xiangxian, Wan Feng and Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this related party transaction to the 2013 Annual Shareholders’ Meeting for approval. Please refer to a separate announcement on Form 6-K filed on the same date of this announcement for the details of this transaction.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

17. Passed the Proposal on the Guidelines for Investments Entrusted by the Company to China Life Asset Management Company Limited for the Year of 2014

Voting result: 10 for, 0 against, with no abstention

18. Passed the Proposal on the Guidelines for Investments Entrusted by the Company to China Life Franklin Asset Management Company Limited for the Year of 2014

Voting result: 10 for, 0 against, with no abstention

19. Passed the Proposal on the Guidelines for Investments Entrusted by the Company to China Life Investment Holding Company Limited for the Year of 2014

Affiliated directors, Yang Mingsheng, Miao Jianmin, Zhang Xiangxian, Wan Feng and Wang Sidong, abstained from voting on this proposal. The independent directors gave their consenting, independent opinions on this proposal.

Voting result: 5 for, 0 against, with no abstention

24. Passed the 2013 Social Responsibility Report of the Company

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 10 for, 0 against, with no abstention

21. Passed the 2013 Compliance Report of the Company

Voting result: 10 for, 0 against, with no abstention

22. Passed the Proposal on the Review of the Internal Audit Work of the Company for the Year of 2013

Voting result: 10 for, 0 against, with no abstention

23. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2013

Voting result: 10 for, 0 against, with no abstention

24. Passed the Proposal on the 2013 Assessment Report on Internal Control of the Company (A Share)

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

25. Passed the Report on Anti-Money Laundering Work in 2013 and 2014 Work Plan

Voting result: 10 for, 0 against, with no abstention

26. Passed the Proposal on Electing Mr. Wan Feng as Vice Chairman of the Fourth Session of the Board

The independent directors gave their consenting, independent opinions on this proposal.

Voting result: 10 for, 0 against, with no abstention

27. Passed the Proposal on Nominating Mr. Lin Dairen as President of the Company

The independent directors gave their independent opinions and agreed on the proposal. And the appointment of Mr. Lin Dairen as president of the Company is subject to the approval of the China Insurance Regulatory Commission.

The Board agreed that, as the Company’s authorized representative, Executive Director Lin Dairen may execute documents in relation to information disclosure of the Company pursuant to regulatory requirements of the jurisdiction where the Company is listed.

Voting result: 10 for, 0 against, with no abstention

28. Passed the Proposal on Nominating Mr. Su Hengxuan as the Candidate for the Executive Director of the Fourth Session of the Board

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2013 Annual Shareholders’ Meeting for approval. See Appendix A for the biography of Mr. Su Hengxuan.

Voting result: 10 for, 0 against, with no abstention

29. Passed the Proposal on Nominating Mr. Miao Ping as the Candidate for the Executive Director of the Fourth Session of the Board

The independent directors gave their consenting, independent opinions on this proposal. The Board agreed to submit the proposal to the 2013 Annual Shareholders’ Meeting for approval. See Appendix B for the biography of Mr. Miao Ping.

Voting result: 10 for, 0 against, with no abstention

30. Passed the Proposal on the Change of Candidates for the Fourth Session of the Board of Directors of China Life Asset Management Company Limited

Voting result: 10 for, 0 against, with no abstention

31. Passed the Proposal on the Change of Candidates for the Third Session of the Board of Directors of China Life Property and Casualty Insurance Company Limited

Voting result: 10 for, 0 against, with no abstention

32. Passed the Proposal on the Change of Candidates for the Third Session of the Board of Directors of China Life Pension Company Limited

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

33. Passed the Proposal on the Change of Candidates for the Board of Directors of China Life Franklin Asset Management Company Limited

Voting result: 10 for, 0 against, with no abstention

34. Passed the Proposal on Nominating Candidates for the Board of Directors of Sino-Ocean Land Holdings Limited

Voting result: 10 for, 0 against, with no abstention

35. Passed the Proposal on Holding the 2013 Annual Shareholders’ Meeting

Notice of the 2013 Annual Shareholders’ Meeting will be published separately.

Voting result: 10 for, 0 against, with no abstention

Please see notice and materials for the 2013 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2013 Annual Shareholders’ Meeting for approval.

Board of Directors of China Life Insurance Company Limited

March 25, 2014

Commission File Number 001-31914

Appendix A:

Biography of Mr. Su Hengxuan

Mr. Su Hengxuan, born in 1963, became the Vice President of the Company in August 2008. Mr. Su served as Assistant to President of the Company from January 2006 to July 2008. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of Insurance Professional College from December 2006. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance, and graduated from the School of Management in University of Science and Technology of China in July 2011 with a Ph.D in Management, majoring in Management Science and Engineering. Mr. Su, a Senior Economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of Insurance Marketing Association of Insurance Association of China and a member of Financial Planning Standards Board China Advisory Panel.

Commission File Number 001-31914

Appendix B:

Biography of Mr. Miao Ping

Mr. Miao Ping, born in 1958, became the Vice President of the Company in December 2009. He served as the General Manager of the Company’s Jiangsu branch from September 2006. Mr. Miao has served as the General Manager of the Company’s Jiangxi branch from September 2004 and has been a Deputy General Manager of the Company’s Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.